AMENDMENT TO THE
AMENDED AND RESTATED
BY-LAWS
OF
XCEL BRANDS, INC.
(F/K/A  NETFABRIC HOLDINGS, INC.)

Article III, Section 3.1 of the By-laws shall be amended and restated in its entirety to read as follows:

“Section 3.1     Number and Terms of Office.     The business of the corporation shall be controlled and managed in accordance with the DGCL by a Board which shall be comprised of a number of directors as may be from time to time fixed by a majority of the Board of Directors then in office.  Directors need not be stockholders or residents of this State, but must be of legal age.  They shall be elected by a plurality of the votes cast at the annual meetings of the stockholders or at a special meeting of the stockholders called for that purpose.  Each director shall hold office until the expiration of the term for which he is elected, and thereafter until his successor has been elected and qualified.”